UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of January 2024

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) announces that on January 14, 2024, Dr. Fernando de la Vega notified the Company of his resignation from the Company’s Board of Directors (the “Board”), effective immediately.

Dr. de la Vega shall continue to serve as the Company’s Chief Technology Officer.

The Board expresses its sincere gratitude and appreciation to Dr. de la Vega for his valuable contributions to the Board throughout the years of his service as a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2024	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

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